Exhibit 99.1
press release
ArcelorMittal statement regarding missile strike on its Ukraine plant

17 August 2026, 11:45 CET

ArcelorMittal can confirm that its Ukraine operation, ArcelorMittal Kryvih Rih, suffered a missile strike over the weekend in which 13 employees of the company and contractors were injured and tragically two employees died: one staff member and one from a contractor organization.

Our focus is on the families and loved ones of our colleagues who suffered from the attack. Those affected by the missile strike are receiving all necessary medical care in the city's medical facilities.

At the time of the attack, the plant was operational. However, as a result of the attack, the main production facilities of the energy and blast furnace production were damaged and the production processes of the plant were partially halted. Currently, relevant specialists are assessing the extent of the damage and the possibilities and timing of restoring operations.

Further updates will be provided in due course.

ENDS

About ArcelorMittal

ArcelorMittal is one of the world’s leading integrated steel and mining companies with a presence in 60 countries and primary steelmaking operations in 14 countries. It is the largest steel producer in Europe, among the largest in the Americas, and has a growing presence in Asia through its joint venture AM/NS India. ArcelorMittal sells its products to a diverse range of customers including the automotive, engineering, construction and machinery industries, and in 2025 generated revenues of $61.4 billion, produced 55.6 million metric tonnes of crude steel and 48.8 million tonnes of iron ore. Our purpose is to produce smarter steels for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for the renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT),

Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). http://corporate.arcelormittal.com/

ArcelorMittal Investor Relations contact information
General	+44 20 7543 1128
Retail	+44 20 3214 2893
Bonds/Credit	+33 157 955 035

ArcelorMittal Corporate Communications contact information
Paul Weigh
Tel:	+44 20 3214 2419
E-mail	press@arcelormittal.com

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